Filed by National Storage Affiliates Trust

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

Commission File No.: 001-37351

The following is a transcript of National Storage Affiliates Trust’s (“NSA”) joint call for investors with Public Storage on March 16, 2026, in connection with Public Storage’s proposed acquisition of NSA.

Public Storage and National Storage Affiliates

Merger Call

March 16, 2026

C O R P O R A T E P A R T I C I P A N T S

Brandon Reagan, Director, Investor Relations

Joseph (Joe) Russell Jr., President, Chief Executive Officer

Tom Boyle, Chief Financial and Investment Officer

Joe Fisher, President, Chief Financial Officer

David (Dave) Cramer, President, Chief Executive Officer of National Storage Affiliates

C O N F E R E N C E C A L L P A R T I C I P A N T S

Todd Thomas, KeyBanc Capital

Michael Goldsmith, UBS

Steve Sakwa Evercore ISI

Hong Zhang, JP Morgan

Ravi Vaidya, Mizuho

Ronald Kamdem, Morgan Stanley

Juan Sanabria, BMO Capital Markets

Viktor Fediv, Scotiabank

Caitlin Burrows, Goldman Sachs

Eric Wolfe, Citi

Samir Khanal, Bank of America

Mike Mueller, JP Morgan

P R E S E N T A T I O N

Operator

Greetings, and welcome to the Public Storage and National Storage Affiliates Merger Call.

At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. To join the question queue, please press star, one on your telephone keypad. If anyone should require Operator assistance during the conference, please press star, zero.

As a reminder, this conference is being recorded.

I would now like to turn the call over to your host, Brandon Reagan, Director of Investor Relations. Thank you. You may begin.

Brandon Reagan

Thank you, Melissa. Good morning, and thanks for joining us for this joint conference call to discuss the combination of Public Storage and National Storage Affiliates, which was announced earlier today.

Joining me from Public Storage are Joe Russell, Tom Boyle, and Joe Fisher. And from National Storage Affiliates, we welcome Dave Cramer on the call.

As always, we want to remind you that certain matters discussed during this call may constitute forward-looking statements within the meaning of the Federal Securities Laws. These forward-looking statements are subject to certain economic risks and uncertainties. All forward-looking statements speak only as of today, March 16, 2026, and we assume no obligation to update, revise, or supplement statements that become untrue because of subsequent events. You can find our press release, presentation, SEC reports, and an audio replay of this conference call at our Investor Relations website, investors.publicstorage.com.

A final note, we will be making presentation slide references during this call. Should you want to follow along, please take a brief moment to locate the featured presentation on our Investor Relations website.

With that, I'll turn the call over to Joe Russell.

Joe Russell

Good morning. Thank you, Brandon, and thank you all for joining us.

Today, I am thrilled to announce the acquisition of National Storage Affiliates. I want to personally thank Dave Cramer, who is with us on today's call, as well as NSA's Chair Tammy Fischer and Vice Chair Arlen Nordhagen. We value the partnership approach each of you have taken through this extensive process, and we are excited to welcome NSA's team, customers, and legacy partners to the Public Storage family.

Clearly, this is an outstanding opportunity for NSA and PSA to combine forces, creating an historic juggernaut in the self-storage industry. Together, we will lead the industry with the best market scale, deepest data and digital platform, largest customer base, and unparalleled financial strength, all led by a highly motivated team that takes pride in optimizing the Public Storage brand. And there's more to come on the heels of our recent announcements tied to PS4.0, led by Tom Boyle and the senior leadership team at Public Storage. The combination of our portfolios and the entrepreneurial spirit that is deeply ingrained in our respective cultures could not be a better launch for the strategic vision of PS4.0.

Now I'm going to turn the call over to Tom.

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Tom Boyle

Thanks, Joe.

Dave Cramer

It's actually Dave. Thanks, Joe. Good morning, everyone.

Joe Russell

Pardon me, Dave.

Dave Cramer

We're very happy. No worries, Joe. Different names on the call today, so it's all good.

We're very happy to enter into this agreement with Public Storage. This transaction is an exciting step forward for NSA and delivers a meaningful premium to NSA investors. This transaction also enables our shareholders and our OP unit holders to participate in a significant value creation of this combination.

For the past several years, NSA successfully executed a strategic transformation that fully integrated our operating platform, streamlined our portfolio, and strengthened our marketing, pricing, and technology capabilities. I would like to thank the NSA team for their hard work and significant accomplishments that put us in a position to enter this win-win transaction with Public Storage. We are confident that this transaction maximizes value for our investors, and our Board of Trustees unanimously approved the definitive merger agreement with Public Storage following a thorough process. Our Board's goal throughout this process was to secure the best outcome for all of our constituents, and I'm confident, as is our Board, that we've achieved that goal with this strategic combination.

We're excited about merging our complementary portfolio together, resulting in a stronger operating platform with enhanced scale and deeper reach across key markets, benefiting our customers and other stakeholders alike. I would add, throughout this process, the Public Storage team has been an excellent partner to work with. We look forward to ensuring a smooth transition and continued growth in value for both sets of shareholders.

I'll now turn the call over to Tom.

Tom Boyle

Thanks, Dave, and thanks, Joe. Today, we're going to walk through a significant transaction in the history of the self-storage industry, the strategic combination that expands our scale, deepens our market presence, accelerates our financial performance, benefits our combined customers, and positions Public Storage to lead this industry for the future.

Let's start with the facts on Page 2 of the presentation. Public Storage is acquiring National Storage Affiliates, the number five self-storage operator in the country, in a 100% stock acquisition valued at approximately $10.5 billion, including debt. Under the terms of the agreement, NSA shareholders will receive 0.14 PSA shares for every NSA share held. Post-close, pro forma ownership will stand at approximately 92% PSA and 8% NSA. To finance the transaction and refinance the existing capital stack, we intend to put new financing in place at or around closing, consisting of approximately $1.8 billion in unsecured debt and $2.2 billion in secured debt, a structure that benefits from Public Storage's premier balance sheet. We expect to close in the third quarter of 2026, subject to NSA shareholder approval and customary closing conditions. This is a transaction built on strength, strategy, and shared opportunity.

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If you move to Page 3, why NSA, why now? Let me walk you through the strategic rationale, because every component of this deal is compelling on its own. Together, they make this a tremendous opportunity.

First, category leading scale and brand. We are creating the leading owned and operated self-storage platform in the world, with increased depth in both the physical and digital world. When you combine Public Storage's brand strength, customer reach, and operational infrastructure with NSA's footprint, you get something special. Scale matters in this business, and we're now operating at a level that sets a new standard.

Second, complementary markets and assets.

NSA doesn't just add size; it adds the right kind of size. Their portfolio is complementary to ours, expanding into high growth Sunbelt markets and new geographies where we see long-term demand. Over the last several years, our team has toured almost all of these assets, and we're excited about the opportunity to bring them into our portfolio. Combined, we'll operate nearly 4,600 stores across 42 states. That's a 30% increase in total properties.

Third, a creative Joint Venture structure.

At closing, a new Joint Venture will be formed with 313 wholly-owned NSA properties. This is a win-win structure. It creates a high cash flow yield for OP unit holders while concentrating the go-forward company exposure into NSA's growth markets. This JV allows PSA to wholly own 488 assets on balance sheet focused on our key Sunbelt and core markets.

Fourth, synergy and margin upside.

We've identified 110 million to 130 million in actionable synergies, identified and executable, driven by revenue management, brand, margin expansion, tenant insurance, and overhead efficiency.

Fifth, exceptional balance sheet.

The combined enterprise will carry $77 billion in enterprise value, and we expect minimal leverage impact from this transaction. We're entering this combination from a position of financial strength, and we intend to maintain it.

Sixth, accelerated growth and profitability.

FFO accretion is expected to be neutral in 2026, ramping meaningfully in ‘27, and reaching $0.35 to $0.50 per share at run rate stabilization. On our multiple, that accretion equates to approximately $1.5 billion of value creation for our shareholders. Every one of these components reinforces the others.

You move to Page 4. Let's put some numbers on the combined enterprise so you can visualize just how significant this is. Public Storage today, $67 billion of enterprise value, 3,500 stores, nearly 260 million square feet. NSA brings $10.5 billion of enterprise value, over 1,000 stores, 70 million square feet across 37 states and Puerto Rico. Together, $77 billion in enterprise value, 4,600 stores, 328 million square feet. Let's talk about the same store picture specifically.

Public Storage's same store average occupancy stands at 92%. NSA's same store occupancy is at 84%, representing significant upside potential when run through our operating platform. And the margin uplift opportunity is similarly compelling. That's the upside story, and it's a big one that Joe will share more details on shortly.

Moving to Page 5. The operating portfolio combination is compelling. On the left, you can see the two portfolios deepening our scale and operating presence across the national opportunity. But importantly, on a wholly-owned basis, this will continue to deepen Public Storage's presence in high growth Sunbelt markets. Those markets had tremendous performance during the high demand ‘21 and ‘22 period but have spent the last several years readjusting and absorbing supply built to meet this increased demand. This combination is at a time when those markets are finding their footing.

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As we've discussed, the new supply picture is improving, and the sequential momentum in these markets is building. The combined company will further benefit as it takes hold.

On Page 6, you can see how NSA's operating portfolio will be segmented into a 100% wholly-owned growth portfolio, a 20% owned high cash flow asset Joint Venture formed at closing, and the existing 25% owned Joint Ventures in place.

On the left, you can see the 100% owned portfolio concentrated in the core growth markets I just spoke to. This deepens our presence and grows our brand. We'll consider targeted dispositions from this pool over time as we shape the Public Storage portfolio of the future.

In the middle is the win-win 80-20 venture structure formed at closing. It provides participating OP unit holders exposure to a high cash flow private venture while adding to Public Storage's operating scale and management platform. And the existing 75-25 ventures on the right will benefit from the operating capability of the combined company going forward.

Now shifting gears on page seven, I want to spend a moment on something that is core to why this deal works and why we have such high confidence in our ability to execute. PS4.0. It's the reason Public Storage is not just the largest self-storage company, but the most effective. Let me give you the benchmarks, and these are measured against every major Public Self-Storage Operator.

Revenue. Public storage is number one in revenue achieved in our markets driven by our brand, customer experience, and revenue management.

Expenses. Our efficiency is enhanced by our operating model transformation enabled by our strong omni-channel digital experience. In an environment where operating costs matter more than ever, this is a meaningful competitive advantage leading to industry-leading margins in every single top market.

Corporate efficiency. That leading operating efficiency is supplemented leading to industry-best shareholder performance in recent years. Now, here's why this matters for the NSA combination. When we bring NSA's 1,063 stores into the PS Next operating model, we're not hoping for improvement. We're applying proven, repeatable, industry-leading playbooks to a new set of assets. The leadership team is in place. The incentive structures are aligned. The technology, the systems, the processes, they're ready. The Public Storage PS Next operating platform is the engine of value creation in this transaction. The synergy estimates are grounded in what we've already proven we can do, and as self-storage market fundamentals continue to improve, and we believe they will, our operating efficiency will be the differentiator that drives our performance.

So, that's the strategic and financial foundation of this combination. The scale, the rationale, and the operating platform that gives us full confidence in execution.

Now, I'd like to hand it over to Joe.

Joe Fisher

Thank you, Tom.

On Page 8, we have presented a summary of the total synergies, the key underlying drivers, and importantly, key areas that have not been factored into our synergy and growth estimates. In total, you can see approximately $110 million to $130 million of synergies that Public Storages share.

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These are driven by the key categories of operations, tenant insurance, and G&A. For NOI, we have identified $70 million to $80 million of initiatives and synergies equating the 25 plus percent improvement in run rate NOI through a combination of occupancy upside, pricing, and operating efficiency. As Tom mentioned, we have demonstrated leadership in historical same-store revenue and NOI growth with the number one revenue per available foot and the number one NOI margin versus peers. The same key drivers of those results will be what drives our revenue and NOI performance for NSA over the coming three years.

For tenant insurance, we believe we have the ability to replace several existing tenant Reinsurance programs provided by NSA's various brands with our industry-leading Orange Door Insurance program, thus providing better outcomes for customers, increased adoption, and improved profitability over the next three years, resulting in $15 million to $20 million of upside.

For G&A, Public Storage has the industry's best G&A efficiency ratios, which we expect to continue. We will achieve $25 million to $30 million of synergies, or roughly 50% of NSA's run rate G&A, with the remainder to be incorporated into our indirect operating expenses. From a modeling perspective, I would note that there is additional accretion coming from our Mezzanine Investment and Joint Venture fees, offset by approximately $20 million of incremental financing costs.

Lastly, you can see on the right-hand side a number of key areas that are critical to our long-term growth and value creation, but that we have not factored into these synergies. For example, we believe that adding over 1,000 properties to our Public Storage brand will only serve to enhance customer visibility, trust, conversion, and customer acquisition costs. Similarly, we have a clear initiative roadmap that's part of the PS Next platform to drive NOI growth for our existing portfolio. However, we have not yet factored those key synergies into our synergy underwriting.

Lastly, the expansion of our portfolio into new markets and expansion of relationships with NSA's pro network deepens our ability to deploy accretive capital across more locations and in more ways.

Moving on to Page 9. Our confidence in this integration and synergy forecast comes from our historical capabilities in achieving significant margin expansion and value creation in very short periods of time on large-scale portfolios. As you can see in the various case studies on the top half of the page, on average, we have expanded margins by well over 1,000 basis points on other large-scale transactions since 2021. On the bottom left, you can see that PSA and NSA have a 9% difference in direct operating margin today.

Now, you might say that some of that is due to market differentials. However, in our right-for-like markets, that delta stands at 9%, resulting in a significant opportunity for future growth and value creation. Within our synergy estimates, we have assumed that we closed 60% of that gap, resulting in a pro forma NSA margin 4% below that of PSA's portfolio. In addition, we have assumed we will spend $300 million in capital expenditures to rebrand the portfolio, enhance the technology, and modernize the properties, all for the benefit of our customers and their experience.

On Page 10, we have presented the current and pro forma composition of the NSA portfolio. As you can see on the left, the current NSA portfolio consists of a consolidated portfolio and existing Joint Venture platform. On a go-forward basis, we have creatively structured the portfolio into the three portfolios you see on the right. We believe we have created a win-win for all stakeholders with these structures, as all will benefit from our best-in-class PS Next operating platform, but each will have various differences in the underlying portfolios, yield profiles, and leverage.

Finally, on Page 11, you can see the pro forma sources and uses for this roughly $10.5 billion transaction. NSA is capitalized with approximately $5.7 billion in equity and OP units and $4.1 billion of pro rata debt and preferred equity. The future capitalization will consist of new low-cost PSA unsecured issuance on balance sheet, and in the newly formed JV, we will be placing secured debt to ensure optimal leverage for the NSA OP unit holders.

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As part of the JV financing structure, PSA will be providing a $240 million mezzanine loan at a rate of SOFR plus 650 basis points, which helps increase total returns for the JV and drives accretion for PSA shareholders. Importantly, the transaction maintains our industry-leading balance sheet with minimal expected changes to our debt and preferred equity to EBITDA ratio upon realization of synergies. Maintaining that financial strength allows us to continue funding acquisitions, developments, and new loans to drive shareholder returns while integrating the portfolio.

In summary, this transaction delivers three key financial benefits. First, meaningful near and long-term per share earnings accretion driven by operational synergies. Second, continued balance sheet strength with leverage metrics remaining highly conservative. And third, expanded opportunities for external growth through our increased scale, markets, relationships, and free cash flow generation.

With that, I'll turn it back to Tom for closing remarks.

Tom Boyle

Thanks, Joe. This transaction combines two of the leading Self-Storage Operators, accelerates our financial performance, strengthens our portfolio with PS4.0 powering it all with an aligned, motivated, and experienced leadership team, customer-driven PS Next operating platform, our first major value creation milestone, all with our own it culture aligned with shareholders. We're excited to welcome the NSA team and customers as we launch the next era of Public Storage position for the future.

So, with that, Melissa, let's open it up to questions.

Operator

Thank you. As a reminder, if you'd like to ask a question, please press star one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you'd like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. To allow for as many questions as possible, we ask that you each keep to one question and one follow-up. Thank you.

Our first question comes from the line of Todd Thomas with KeyBanc Capital Markets. Please proceed with your question.

Todd Thomas

Hi. Thanks. Good morning and congratulations. First question I had on the $60 million to $65 million of revenue synergies. Can you just discuss a little bit more detail around the timing for that to be realized and how much of that is occupancy upside versus price optimization?

Joe Fisher

Hey, Todd. This is Joe. So, I'll kind of take you through the overall synergies from revenue to expenses as well as a couple of the other line items. So, overall, we expect to realize all synergies by the time we get through the year and end of year three. As it relates to the revenue synergies, it's really a composition of both occupancy as well as rate, as you would expect. Occupancy, we have going from the mid-80s up to roughly 90%. And then we also have rate increases as we adjust pricing over the next several years. So, in totality, we have total revenue growth of roughly 11% to 15% within that range. And that's really driven by a couple different things.

Obviously, the enhanced brand presence is helpful within that as well as our ability from a revenue and marketing and pricing perspective to open up the size of the funnel. Then we've talked a lot more recently about customer experience and our ability to retain customers with a good quality customer experience and drive down that churn number. So, we feel convicted on the revenue side.

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As it relates to the expenses, I'll just take you through what we have there on that $10 million to $15 million. Again, that's probably going to take about two years on the expense side to get all the way up and running. Most of that is coming from our payroll efficiency, but we also have benefits coming through our marketing, insurance, and utilities.

And then if you go to the Tenant Reinsurance program, that should take about three years, we believe, to run through and get to that full number. And then lastly, just on G&A, we expect to realize about 75% of that synergy number in the first year going to 100% by year two.

Todd Thomas

Okay, that's helpful. And then I just wanted to go back to, you know, Joe, you mentioned, I think, on Slide 9, you talked about briefly the $300 million of capital investment for rebranding and for technology improvements. I just wanted to be clear in understanding, are you intending to rebrand the entire NFA portfolio to Public Storages, you know, to the brand and banner, including the existing and new Joint Venture? And can you talk a little bit about the timing of that spend and the rebranding process?

Tom Boyle

Yes, Todd, this is Tom. I'll take that one. In short, yes, we would envision rebranding the assets to the Public Storage brand. As you recall, we've spent a good bit of time over the last five years refreshing and rebranding our own portfolio and have a significant experience in doing so. And similarly, see the lift and customer benefit associated with doing that. This transaction obviously brings another component, which is consolidating the brand presence under the leading Public Storage brand. So, yes, we're going to go out and buy a bunch of orange paint. And, you know, this will take several years to work through, as it did with our Property of Tomorrow program that we just recently finished. But we've got a lot of experience and track record in doing that.

Todd Thomas

And how soon post-closing do you plan to integrate the assets onto, you know, Public's Pricing and Revenue Management systems?

Tom Boyle

Yes, effectively immediately. And, you know, we've spoken about our ability to integrate assets onto the platform in the past. Joe walked through some of those case studies there on the slides that demonstrate our ability to do that. So both from a systems and operations standpoint, we're going to be very focused on integration here in the coming months and look to hit the ground running.

Todd Thomas

Okay, great. All right. Thank you. Congrats again.

Tom Boyle

Thanks, Todd.

Operator

Thank you. Our next question comes from the line of Michael Goldsmith with UBS. Please proceed with your question.

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Michael Goldsmith

Good morning. Thanks a lot for taking my question and congratulations to all involved. First question, just given the moving pieces with the JVs and the OP units, how are you thinking about the cap rate for this transaction?

Tom Boyle

I think the way I'd describe it is, you know, as we look at the cap rates here and, you know, you look at the whole Company portfolio, we're talking about a low to mid-fives on a going in basis. From a cap rate standpoint, call it, you know, in the 180s on a price per foot basis, a value that we feel confident in. But I think the real story here is the value creation opportunity and placing those assets on our operating platform, as Joe and I both spend time looking at. So we would envision that the cap rate we're really looking at here is in the low to mid-sixes post that value creation. And obviously Joe walked through case studies that demonstrate our confidence in achieving those margin enhancements and cap rate uploads.

Michael Goldsmith

Got it. Thanks for that, Tom. My follow up question is, I believe when you approached Life Storage in the past, I think that merger opportunity was a little bit more expense driven, expense savings driven than maybe revenue generating driven. And this one seems a little bit more balanced. So can you just talk maybe a little bit about the difference in the portfolios, and is there a different approach here? Is there more confidence in the platform where it stands today? Just trying to get a better understanding of the approach here versus the last one that you tried?

Tom Boyle

Yes, I don't want to go into detail around, you know, other potential transactions in the past. I guess I'd say if you look at the case studies that Joe walked through, which are transactions that we executed on, in most instances, a half to three quarter percent of the synergy opportunities is going to be in the revenue side. And then you also have the expense side, given the operating model transformation that we've been very successful in deploying through our own portfolio over the last several years.

So I'd say it's typically a balance. In terms of this transaction, we see that no different. I'd say that the one thing that maybe is a little different on this transaction versus some of those case studies is, you know, this portfolio does sit at an 84% occupancy level. So there's clear vacancy, which can be filled up over time and aid that revenue story, which is a little different than, you know, for instance, the simply self-storage or easy storage portfolios.

Michael Goldsmith

Got it. Thank you very much. Congrats again, everyone.

Tom Boyle

Thanks, Michael.

Operator

Thank you. Our next question comes from the line of Steve Sakwa with Evercore ISI. Please proceed with your question.

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Steve Sakwa

Yes, thanks. Good morning and congrats to everybody. On Page 6, and when you talk about that high cash flow JV asset portfolio, I realize some of those markets are maybe not core Public Storage markets, but, you know, some of them seem to be maybe a little bit more in your wheelhouse. I'm just curious, how did you kind of allocate between those two buckets and decide kind of what went in the JV portfolio and, you know, what kind of stayed wholly-owned?

Tom Boyle

Yes, thanks, Steve. This was an opportunity to really look at the whole NSA portfolio, operating portfolio, and to your point, spend some time thinking about, you know, what's really complementary to the Public Storage profile going forward. And we had the opportunity over the last several years to visit nearly every single one of these assets. So we know the assets well on the ground, and then obviously have overlaid our proprietary data and data sets to select the assets that fit best within our pool. And that's on a market and sub-market basis. And so you could see some of our core markets there on the left. But to your point, some core markets there in the middle as well. And we think there's upside in both portfolios.

Steve Sakwa

Okay, thanks. Then maybe just going back to the G&A, I guess, on Slide 8, I guess you're assuming, I guess, roughly half of NSA's current G&A is kind of savings. Is there any reason kind of the merger wouldn't create, I guess, more savings on the G&A side? Is that just kind of a conservative number? Or I realize there might be some additional accounting that needs to come over, but I guess I would have thought, you know, you'd knock out a little bit more of the G&A. I think we're kind of overhead at NSA. Any thoughts there?

Joe Fisher

Yes, hey, Steve, it's Joe. So if you look at our own financial reporting, we report both direct operating expenses as well as indirect operating expenses, with those indirects equating to roughly 3% of revenue overall. And so that's our off-site costs that it takes to run that portfolio. So when you look at this for NSA, their indirect costs were generally included within G&A. So when we look at the allocation for indirect costs, we went through and looked at all the off-site costs it'll take to run that NSA portfolio and did that build up. And that's where we got to the remainder that needs to stick in our numbers.

That's why I mentioned it's not going to be in G&A on a go-forward basis. That'll flow into our indirect expense bucket as we integrate the NSA portfolio over time. So we've basically taken 100% of the true G&A costs the way we would look at them and eliminate those and keep the off-site property management costs to run the portfolio embedded in our numbers.

Steve Sakwa

Got it. Thank you.

Operator

Thank you. Our next question comes from the line of Hong Zhang with JP Morgan. Please proceed with your question.

Hong Zhang

Hey, I guess just thinking about the combined NSA-PSA portfolio, are there any properties or just regions that you would potentially look to sell out of?

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Tom Boyle

Yes. Great question, Hong. As I noted in the remarks earlier, that will be something that we will explore over time. And that's consistent with what we've been sharing as it relates to our own portfolio as well. As we think about micro-markets and utilizing a very data-driven approach to shape the portfolio of the future, we'll be doing that as well as we think about the asset pool here that we're adding to the Public Storage portfolio. So, yes, over time we'll update you on that, and certainly it is part of the discussions moving forward.

Hong Zhang

Got it. And just to make sure I heard correctly about the rebranding, I guess as you look at the NSA portfolio today, is there the potential to do another, I guess, property of multi-year, property of tomorrow Renovation program within the NSA portfolio, or do they look good as is?

Tom Boyle

Yes, the properties look good. No question about that. But as it relates to the branding component and the Property of Tomorrow initiative, yes, there's an opportunity for us to bring those assets into the Public Storage branding. And that'll involve new signage office, lots of orange paint, those sorts of things which will provide that consistent Public Storage customer experience that millions of customers around the country today experience with our stores around the country.

Hong Zhang

Got it. Thank you.

Operator

Thank you. Our next question comes from the line of Ravi Vaidya with Mizuho Securities. Please proceed with your question.

Ravi Vaidya

Hi, good morning. Congrats to all involved and thank you for taking my question. I wanted to ask more about the formation of the new cash flow JV. Why was this third entity formed versus rolling up the assets on a wholly-owned basis? Why the utilization of secured debt for this structure, and what are some of the fee streams that we can expect from this? Thanks.

Tom Boyle

Yes, so I'll take the first component of that as it relates to the strategic rationale around the Joint Venture, and then maybe I'll hand it over to Joe to discuss the financial components of that Joint Venture. So as I noted earlier, this really creates a win-win opportunity, one that creates a yield profile for participating OP unit holders in that Joint Venture. It's a Private Venture with higher leverage than the public company, all with the PS Next operating platform to drive improved operations and performance through that venture over time. So it creates a win-win and one that we were able to craft as it relates to asset selection to create that criteria and that win-win solution for all parties involved. And Joe, maybe cover some of the financial aspects.

Joe Fisher

Perfect. So I'll refer you to Page 11. We have the Go Forward cap stack on that page. So you can see roughly $2.2 billion of total debt on that venture, which we valued at roughly $3.3 billion. So we get to about 65% to 70% overall leverage. That profile is consistent with what we want to be able to offer those participating OP unit holders, as they did seek more leverage and more total return potential. That $2.2 billion is constructed of roughly $2 billion of secured debt, which we will need to place in the future. Right now we'll be using a committed bridge loan component to fund that at closing. And then we also have the $200-plus million of mezzanine investment coming from Public Storage. As it relates to the fee streams, I would just say we plan to earn typical property management and asset management fees associated with this Joint Venture, as you typically would in an arm's-length transaction.

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Ravi Vaidya

Got it. That's super helpful. Maybe just one more here. A number of these Sunbelt markets and NSA's top market lists have—they’re really strong during COVID and maybe coming out of COVID, but they have struggled a bit recently given the high supply pressures. What are you seeing on the ground right now that makes you more optimistic about these markets and the potential to realize some of this operational synergy that you've laid out here?

Tom Boyle

Yes, I think there's a couple components to that question. One relates to overall market fundamentals. And obviously each one of these markets and assets is unique. But as we've been saying now for several quarters, we are seeing sequential improvement in many of these Sunbelt markets as we work through those ‘21 and ‘22 high-demand comps, as well as the new supply that you're speaking to, which is slowing down in the vast majority of these markets and we expect will continue to. So that sequential improvement from a fundamental standpoint clearly gives us some confidence. And then as it relates to the synergy execution, we've been thoughtful, as Joe highlighted earlier, around sequencing through that synergy execution and recognizing that fundamentals are going to be a component as well as the new operating platform.

Ravi Vaidya

Got it. Thanks for the color and congrats again.

Tom Boyle

Thanks.

Operator

Thank you. Our next question comes from the line of Ronald Kamdem with Morgan Stanley. Please proceed with your question.

Ronald Kamdem

Hey, Greg. Congratulations. I guess Slide 9 that had the direct NOI margin comparison, I just love to double-click on that because 880 basis points delta seems pretty massive. Sort of similar to Todd's question, is there any way to break that 880 down into revenues, expenses, fees, anything else that could drive such a big margin in the same markets?

Joe Fisher

Hey, Ron. I'd say just from a modeling perspective, as you think about realization of that revenue over time, which we think probably takes about three years, we believe that's plus or minus 11% to 15% additional revenue growth on top of what the portfolio would have realized naturally. So, that's the key driver. I think as Tom mentioned, plus or minus 50% to 75% of our operating upside typically comes from the top line component. And then from a margin perspective, we're expecting to close about 500 of that 900 basis points. So, we'll end up with a margin on a stabilized basis, about 400 basis points below that of PSA.

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And we pressure tested that repeatedly from both a ground-up and a top-down perspective, going line by line, making sure that we can go out there and execute upon both the revenue and expense synergies, and then copying that relative to our other 3,000-plus assets and looking at similar revenue and rent levels, simpler operating profiles, and making sure that we believe we can hit that margin number.

Ronald Kamdem

Great. Then look, my second question is, I think what's interesting is there's really no talks of demographics in the presentation at all, right? When you're thinking about, yes, there are some overlapping markets, but PSA tended to own assets that were sort of more concentrated versus NSA and so forth. So, I'd just love to hear how you guys think about sort of these sort of new markets that you're getting into. Does demographics matter? Does it not matter? How are you guys sort of thinking through that? Thanks.

Tom Boyle

Yes, great question, Ron. No question, as I mentioned earlier, around evaluating the opportunity set here. This was both a very data-driven approach, looking at demographics at the local sub-market and micro-market level, but also overlaying that with our on-the-ground understanding in the vast majority of these markets that we applied here, and thinking about both the long-term opportunity, as well as the nearer-term value-creation opportunity, we think is strong. And in the vast majority of these markets, we operate day-to-day and understand these markets really well.

So, in terms of both from a micro-market and data-driven standpoint, yes, certainly using demographics, as well as overlaying some new markets that we're excited about potentially growing into over time. As Joe mentioned earlier around expanded capital allocation opportunities, I think there's really three components to that. One of that is new markets and sub-markets within our existing operating portfolio. Another one is partner relationships over time that NSA has nurtured. And the third is opportunities at the asset level, be it expansion opportunities and the like, which we think will accrue to the combined company's benefit over time.

Ronald Kamdem

Thank you.

Operator

Thank you. Our next question comes from Juan Sanabria with BMO Capital Markets. Please proceed with your question.

Juan Sanabria

Hi, good morning. Just hoping you could talk a little bit more about, I think, what Ronald was hitting on in the last question, just the overlap from a geography perspective for part of the NSA portfolio that's going to be on balance sheet versus not. And where that opportunity lies or where there's more of a reliance on data analytics from stuff that is maybe comparable to that in those markets, just to instill the confidence that you can drive that upside over the long term.

Tom Boyle

Yes, sure. So again, a couple of components to that question. One is, as we think about the overlap and the complementary nature of the portfolio, about 80% of the new operating portfolio across those three different buckets is overlapping from a complementary market standpoint. About 20% is new markets, which those new markets do present some incremental opportunities. As it relates to the wholly-owned portfolio, there's a much higher overlap. And obviously, we listed some of those markets, many of those markets that you see on the page we've consistently spoken to as some of our favorite within our portfolio.

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Looking at a Dallas-Fort Worth, for instance, one that we've consistently been adding to, given the dynamic nature of that marketplace and our ability to continue to deepen our presence and scale there. So I think that there's a combination of complementary and an additive components of the portfolio and then some new markets that will be additive over time.

Joe Fisher

Hey Juan, this is Joe. Just to add on to that a little bit. So Tom talked up front in his opening remarks just about how incredibly important scale is in this business. So when you think about those overlapping markets, one thing you all don't see when we think about that margin expansion opportunity, when you look at markets that we have critical density in versus those that we do not, and look at that on a rent adjusted basis, there's about a 600 basis point delta in our own portfolio between the margin on those that don't have density versus those that do. So that's a critical part of this portfolio, being able to go out there and capture that overlap and really get increased conviction in our ability to close that margin gap as we scale up in certain trade areas or markets. So that's a critical piece to not get lost in there.

Juan Sanabria

Great. Then just on the CapEx, the $300 million, I guess how much of that is going into what will be consolidated versus in the new Joint Venture? And how much is the orange paint that keeps being referenced in just the rebranding versus maybe some true deferred CapEx from some lack of love over the years for some of those assets?

Joe Fisher

Yes, hey Juan. So it's fairly well spread throughout the portfolio. Obviously, as Tom mentioned, we've toured the majority of these assets over the last several years, so I have a pretty good sense for what is needed versus not needed. But I'd expand on Tom's prior comments related to any time we take over an asset and try to get it up to not just PSA brand standards, but also when we talk about our 24/7 access, the omni-channel and digital experience that we offer to customers, it's critical that we put certain technologies in place as soon as possible to allow for e-rentals and allow for that staffing efficiency.

So being able to go out there and ensure that all properties have gate access, making sure that all buildings and access points have digital code access, making sure that we put our security systems in place, which are pretty substantial costs to make sure we have 24/7 monitoring from a safety and insurance claim perspective. So there's a lot more that goes into that than just perhaps a deferred maintenance, a refresh of paint, a refresh of parking lots, or a refresh of office. There's a lot that has to do with ensuring that we can get the customer the experience that they've come to know of Public Storage and making sure we go out there and have our numbers.

Juan Sanabria

Thank you.

Operator

Thank you. Our next question comes from the line of Nicholas Yulico with Scotiabank. Please proceed with your question.

Viktor Fediv

Good morning. This is Viktor Fediv with Nick. And I have a question on this NSA's existing JVs. So do you plan to just assume this 25% stake and manage these as is, or is there a plan to buy out institutional partners over time?

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Tom Boyle

Yes, thanks. So those are existing Joint Ventures, ventures that have been clearly very successful with the NSA team over time. We look forward to engaging with those capital partners and continuing that partnership moving forward. And, you know, obviously be reaching out to them in the near term post the transaction of this and sharing why we're excited about the transaction and what the combined company can bring to those partnerships.

Viktor Fediv

Understood. And then as a follow-up, so how does this transaction change your overall external growth strategy going forward? So are you on hold until NSA's portfolio is fully integrated, or do you plan to remain offensive?

Tom Boyle

Yes, so Joe spoke to earlier, one of the key components of this transaction is how it's been structured from a capitalization standpoint that continues to provide Public Storage with significant financial flexibility to add and continue our value creation pathway here. So more to come there as it relates to what could be next, but as it relates to overall activities, we continue to be encouraged by what we're seeing in the transaction market and think there's an opportunity for more transaction market activity overall within the industry in ‘26 compared to ‘25. We've been, as we've highlighted over recent months with the PS4.0 announcement, adding capabilities to that team, both in terms of investing in the team itself, the Welltower Data Science Partnership, and we're encouraged by some of the initial traction we've had with that dialogue and look forward to continuing to growing that component of the value creation engine and the earnings algorithm.

Viktor Fediv

Thank you.

Operator

Thank you. Our next question comes from the line of Caitlin Burrows with Goldman Sachs. Please proceed with your question.

Caitlin Burrows

Hi, good morning. I think just one question for me, maybe for those of us not as close to NSA, and you maybe touched on it in the very beginning, but could you just give some comments on what made PSA interested in this portfolio today versus maybe a couple years ago?

Tom Boyle

Yes, sure. I'll take this, and I think there's a couple components of it. One, as we sit here today, we think there's a tremendous opportunity to pair NSA and PSA together as we launch PS4.0 into the next era, and I'd say that's across a number of different fronts. One, this is clearly a value creation opportunity and one that we've been speaking about earlier and plays into that value creation engine, applying NSA assets into our PS Next operating platform, adding over 450,000 customers, driving operational excellence through the combined portfolio moving forward, and then an own-a-culture opportunity as we think about welcoming the NSA team to the Public Storage platform, injecting the energy, urgency, and shareholder alignment that we're excited about, all to launch here into the next era. And we think the transaction is a fantastic way to do so, utilizing a creative set of structures to launch from here.

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Caitlin Burrows

Got it. Thanks.

Operator

Thank you. Our next question comes from the line of Eric Wolfe with Citi. Please proceed with your question.

Eric Wolfe

Hey, thanks. On the synergies, you mentioned the 900-basis point difference in margins. I think you called them the comparable stores. If you look at those same comparable stores, how much of a difference is there between the average rate and occupancy at those stores? So, in other words, how much higher is your occupancy and rate at the PSA stores versus the comparable NSA stores?

Joe Fisher

Hey, Eric. So, we have gone side-by-side on that within the markets as we're going through our underwriting and thinking through the synergies. When you look at that on a market-by-market basis, it's pretty consistent with what we've said overall in terms of our ability to get from where they're at today in the mid-80s up to about 90%. So, we might have a little bit of conservatism in there relative to our own portfolio, which operates a little bit higher on the occupancy perspective. And then on the rate side as well, we think there's pretty significant rate opportunity as we both drive new customers into the portfolio as well as retain existing customers. So, I'm not going to go too specific on the exact dollar-per-square-foot adjustments that we've underwritten. But I just say that overall, we believe that 11% to 15% revenue incremental to what the portfolio would have done by putting it onto the PS brand is what we'll be able to attain.

Eric Wolfe

Yes, thanks. Then maybe a question for NSA. Why now the right time to sell? You talked about finally starting to see the markets recover. Obviously, the stock had some momentum this year. I know you're getting a premium here. I'm just curious how you looked at the opportunity with PSA versus staying independent as well as other opportunities that might have been considered.

Dave Cramer

Yes, great question. Thanks. Certainly, we did. We spent a lot of time looking, our Board and our teams looking at our long-term outlook. And we certainly think we've inflected, and our team's done a great job working on all the things we were working on and directionally heading in the right way we wanted to go. But if you just look at the combining of this, our portfolio into this portfolio, and the strength of this platform, and the strength of this team, and all the synergies it brings, I think as we evaluated our journey and where we were headed and combining with Public Storage, to me, it just made a lot of sense. It made a lot of sense to our Board. And we just think it's a very unique opportunity to really accelerate and get us to the goals we were shooting for.

Eric Wolfe

Got it. Thank you.

Operator

Thank you. Our next question comes from the line of Samir Khanal with Bank of America. Please proceed with your question.

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Samir Khanal

Hey, good morning, everybody. I guess, Joe, on Page 6, that first bucket, I'm sorry if I missed this, but you did talk about kind of these dispositions and asset recycling opportunity over time. Could you talk about sort of the magnitude of that and how to think about it from a timing perspective? Thanks a lot.

Tom Boyle

Yes, that's something that we'll evaluate over time. This is Tom. As we integrate the assets into the portfolio and drive operating performance, as well as taking a very data-driven approach as we get that operating data from those assets and consider the Public Storage platform over time, what's the right fit? And so more to come there, but there's likely to be some modest dispositions coming out of that. And as we noted, as we were spending time thinking about the Welltower Data Science Partnership, I think you're going to hear more from us as it relates to potential dispositions from the Public Storage portfolio, as well as we're targeting micro-markets utilizing a very data-driven approach to portfolio construction.

Samir Khanal

Thank you.

Operator

Thank you. Our final question this morning comes from the line of Mike Mueller with JP Morgan. Please proceed with your question.

Mike Mueller

Hi. I apologize if I missed this, but can you give a little more background on the new JV? Was this something that NSA, the OP holders were pushing for as part of the transaction to kind of move forward with it, or was it something you wanted in terms of just isolating this part of the portfolio? Just a little bit more color on that would be great.

Tom Boyle

Yes, I think, as I noted earlier, I think it's a real win-win opportunity for both NSA stakeholders, as well as the combined company, to create a different return profile and one that is attractive to all involved. And, you know, some of that, you know, we spoke earlier to, you know, how we thought about market selection and the like, but I think some of it's also the capital structure associated with it, the operating platform upside that we're going to be bringing to that venture. And so it's a real opportunity to create a differentiated structure for a public company, stock-for-stock deal that we think will maximize the opportunity for all involved.

Mike Mueller

Okay. Thank you.

Operator

Thank you. Ladies and gentlemen, that concludes our question-and-answer session. I'll turn the floor back to Tom for any final comments.

Tom Boyle

Thanks, Melissa. So as you can hear, we're excited about this combination. It's got a creative structure, as we were just speaking to, a real value creation engine opportunity, and it's a good time for us to continue to deploy capital as storage fundamentals improve from here. So this is a great way to launch the next era of Public Storage position for the future. Thanks very much.

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Operator

Thank you. This concludes today's conference call. You may disconnect your lines at this time. Thank you for your participation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and assumptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between NSA and Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geographic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Public Storage’s respective ability to form new ventures. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Storage’s or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storage’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s respective abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in NSA’s and Public Storage’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public Storage’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward-looking statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Public Storage.

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between NSA and Public Storage, Public Storage intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of NSA that also constitutes a prospectus of Public Storage (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA or Public Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NSA AND Public Storage ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec-filings/all-sec-filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.publicstorage.com/financial-reports/sec-filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com.

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Participants in the Solicitation

NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Severance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was filed with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set forth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive officers of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Storage’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “2024 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 28, 2025, in Public Storage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026, in Public Storage’s Form 8-K filed with the SEC on July 30, 2025, and in Public Storage’s Form 8-K filed with the SEC on February 12, 2026. To the extent holdings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above.

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